Exhibit (a)(1)(vi)
Date:
[•], 2024

To:
Eligible Employees

From:
Stock.Options@dish.com

Re:
Exchange Offer Reminder

First Name Last Name,
IMPORTANT — PLEASE READ IMMEDIATELY.
We are sending this e-mail to remind you that the Exchange Offer ends at 10:00 p.m. (Mountain Daylight Time), on April 1, 2024, unless extended by EchoStar in accordance with the Offer to Exchange. As you are eligible to participate, please read the “Offer to Exchange” and “Schedule TO” (collectively, the “Offering Materials”) that were previously sent to you on March 4, 2024 by Hamid Akhavan as attachments to the launch e-mail, as they contain the rules, procedures and other information related to this Exchange Offer. The Offering Materials also contain a list of “Questions & Answers” that you may find helpful.
A link to the Exchange Offer Election Form on the Option Exchange Portal was also previously sent to you on March 4, 2024, from the Stock.Options@dish.com e-mail address, but for your convenience you may access your Election Form through the Option Exchange Portal here: [URL OF ELECTION FORM].
If you have further questions or would like to request another copy of the Offering Materials or the Election Form, you may send an e-mail to Stock.Options@dish.com, which is the preferred method, or call the Exchange Offer information line at 1-855-256-0682.
There is no need to reply to this e-mail message.